Exhibit 12.1

	1999	2000	2001	2002	2003
DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES(Dollars in Thousands)

Loss before income taxes	$(5,977)	($5,236)	($3,503)	($121)	($19,251)
Fixed charges
Amortization of deferred financing costs	1,181	946	988	1,079	856
Interest expense	18,013	11,234	19,635	18,127	20,244

Earnings before fixed charges	13,217	16,457	17,120	19,085	1,849
Fixed charges
Amortization of deferred financing costs	1,181	946	988	1,079	856
Interest expense	18,013	11,234	19,635	18,127	20,244

Total fixed charges	19,194	21,693	20,623	19,206	21,100
Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	Due to our losses in 1999, 2000, 2001, 2002 and 2003 the ratio coverage in the respective years was less than 1:1. We needed to generate additional earnings of $5,977,000, $5,236,000, $3,503,000, $121,000 and $19,251,000 in 1999, 2000, 2001, 2002 and 2003, respectively to achieve a coverage ratio of 1:1.